Lowell Holden, CFO Direct 612.961.5656 Email lowell.holden@skkynet.com March 27, 2025

United Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

Washington, DC 20549

Re:	Skkynet Cloud Systems, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2024 Form 10-Q for the Fiscal Quarter Ended January 31, 2025 File No. 000-54747

In reference to your letter dated March 25, 2025 and subsequent telephone conversation on March 26, 2025 with your staff member, the Company is responding to your comments pertaining to the Management’s Discussion and Analysis of Financial conditions and Results of Operations, Results of Operations, page 12 of the 10-Q for the Period Ended January 31, 2025.

1.

Going forward, the Company will expand the revenue discussion with additional details and trends as it is attributional to various sectors which impact the results of operations as noted in the revised paragraph.

2.

“For the three month period ended January 31, 2025, revenue was $828,052 compared to $630,536 for the same period in 2024. Revenue increased for the three months period ended January 31, 2024 over the same period in 2024 by 31.3%. This increase was attributable to increased product sales “software” of $206,589 in 2025 over the same period in 2024, along with an increase in support sales of $8,523 offset by a decrease in Cloud and other sales of $17,596. The increase in revenue was the result of the increased number of software licenses sold in 2025 over the same period in 2024. The increase in licenses sold is a result of a growth in both existing customer purchases, plus new customer purchases from advertising and the trending awareness of the Company’s product.”

Please respond with any future questions or comments.

Yours very truly,

Skkynet Cloud Systems, Inc.

By:
Lowell Holden Chief Financial Officer

Skkynet Cloud Systems  ·  2233 Argentia Road  ·  Suite 302  ·  Mississauga  ·  ON  ·  L5N 2X7  ·  1.888.702.7851  ·  skkynet.com